UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

 Check the appropriate box:

☐	Preliminary Proxy Statement

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

AstroNova, inc.

(Name of registrant as specified in its charter)

Samir Patel

Askeladden Capital Management LLC

Jeff Sands

Shawn Kravetz

Ryan Oviatt

Boyd Roberts

(Names of Persons Filing Proxy Statement if other than the Registrant)

(Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

A LETTER FROM SAMIR PATEL

May 19, 2025

Dear Fellow AstroNova Shareholders:

I am a shareholder of AstroNova, Inc. (“AstroNova” or the “Company”), and jointly with Askeladden Capital Management LLC (“Askeladden,” collectively “we”), which I founded and where I am portfolio manager, we own or control 704,122 shares of AstroNova common stock, representing about 9.1% of the outstanding shares. We believe that AstroNova’s Board of Directors (the “Board”) needs significant change to ensure that the Company is being managed and governed to maximize shareholder value. I have thus nominated five candidates for election to the Board of Directors at the upcoming Annual Meeting of Stockholders, to be held at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts at 9:00 A.M. Eastern Time on Wednesday, July 9, 2025 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof (collectively the “Annual Meeting”).

We are seeking to elect five (5) out of the six (6) positions on the Board of Directors to be filled at the 2025 Annual Meeting. We have taken this action based on a belief that AstroNova can have a bright future, but that will not happen unless it has the right Board and leadership to move the Company in the right direction. As a significant shareholder, our interests are fully aligned with yours. We look forward to continuing to engage with you around improving AstroNova’s Board and positioning the Company for success.

We urge you to carefully consider the information in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today. The attached Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to shareholders on or about May 19, 2025.

If you have already voted for the incumbent management slate on the Company’s WHITE proxy card, you have every right to change your vote by signing, dating, marking your vote and returning a later dated GOLD universal proxy card as indicated in this proxy statement or by voting in person at the Annual Meeting.

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If you wish to share your perspectives on how to maximize shareholder value at AstroNova, please contact me directly. If you have any questions or require any assistance with your vote, please contact InvestorCom, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

Samir Patel
samir@askeladdencapital.com
(682) 553-8302

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of our proxy materials,

please contact InvestorCom at the phone numbers listed below.

 19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

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2025 ANNUAL MEETING OF STOCKHOLDERS

OF ASTRONOVA, Inc.

_________________________

PROXY STATEMENT
OF
SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC

________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

This proxy statement and the accompanying GOLD proxy card are being furnished to shareholders of AstroNova, Inc. by Samir Patel (“Mr. Patel” or the “Nominating Shareholder”), and Askeladden Capital Management LLC for the 2025 Annual Meeting of the Company being held at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts at 9:00 AM. Eastern Time on Wednesday, July 9, 2025.

At the Annual Meeting Samir Patel will propose that Jeff Sands, Shawn Kravetz, Ryan Oviatt, Boyd Roberts and Samir Patel (collectively the “Askeladden Nominees”) be elected to the Board of Directors, each for a one-year term, and the shareholders will thus have an opportunity to vote on these nominations. Shareholders will thus have an opportunity:

1.	To elect Jeff Sands, Shawn Kravetz, Ryan Oviatt, Boyd Roberts and Samir Patel to the Board of Directors.
2.	To vote on management proposals to approve the Company’s executive compensation report; to advise on the frequency of future shareholder votes on executive compensation; and to ratify the appointment of Wolf & Company P.C. as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026.
3.	To transact such other business that may properly come before the Annual Meeting.

This Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to shareholders on or about May 19, 2025.

The Company has disclosed that the Annual Meeting will take place in person.. For further information on how to attend and vote at the Annual Meeting and also how to vote by proxy, please see the “ANNUAL MEETING, BROKER NON-VOTES, DISCRETIONARY VOTING,” “REVOCATION,” “SOLICITATION OF PROXIES” sections of this Proxy Statement.

The Board is currently composed of six (6) directors, each serving a one-year term. Six (6) directors will be elected to one-year terms at the 2025 Annual Meeting. Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect Mr. Patel and his four additional nominees, as identified above. We are not seeking proxies to vote “for” or “against” any other item that may properly come before the Annual Meeting. Mr. Patel and AstroNova will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to six (6) nominees on Mr. Patel’s enclosed GOLD universal proxy card, which will include the name of Mr. Patel’s five (5) nominees and the name of the Company’s six (6) nominees. Shareholders will also have the opportunity to vote using the GOLD universal proxy card for all items on the Company’s proxy card.

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Your vote to elect the Askeladden Nominees will have the effect of replacing five (5) of the six (6) incumbent directors who are seeking re-election. If elected, Mr. Patel and his nominees, subject to their fiduciary duty as a director, will seek to work with the other members of the Board to evaluate all opportunities to enhance shareholder value. If only one or two of the Askeladden Nominees are elected, they would constitute a minority of the Board, and there can be no guarantee that they would be able to implement the actions that Mr. Patel believes to be necessary to unlock shareholder value. There is no assurance that any of the Company’s nominees will serve as directors if Mr. Patel and any of his nominees should be elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them and other members of the Board of Directors, can be found in the Company’s proxy statement.

IF YOU SUBMIT A VALIDLY EXECUTED GOLD PROXY CARD, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU DO NOT INDICATE ANY INSTRUCTION WITH RESPECT TO PROPOSAL 1, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO THAT PROPOSAL: “FOR” ALL OF THE ASKELADDEN NOMINEES, AND “WITHHOLD” ON ALL THE COMPANY NOMINEES, IN EACH CASE AS LISTED IN PROPOSAL 1. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO ANY OF THE PROPOSALS OTHER THAN PROPOSAL 1, THE NAMED PROXIES (NAMED IN THE GOLD PROXY CARD) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH OTHER PROPOSALS. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

WHILE YOU MAY MARK INSTRUCTIONS WITH RESPECT TO ANY OR ALL OF THE NOMINEES LISTED IN PROPOSAL 1, YOU MAY MARK A VOTE “FOR” ONLY UP TO SIX (6) NOMINEES IN TOTAL. IF YOU MARK A VOTE “FOR” WITH RESPECT TO FEWER THAN SIX NOMINEES, YOUR SHARES WILL BE VOTED “FOR” ONLY WITH RESPECT TO THOSE NOMINEES YOU HAVE SO MARKED. IF YOU MARK A VOTE “FOR” WITH RESPECT TO MORE THAN SIX NOMINEES, YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE PROPOSALS, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH OTHER PROPOSALS.

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The Company has set the close of business on May 15, 2025 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). According to the Company, as of the Record Date, there were 7,596,235 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Mr. Patel, Askeladden Capital Management LLC (“Askeladden”) (a fund he founded and of which he is portfolio manager) and Messrs. Sands, Kravetz, Oviatt and Roberts are the only “participants” in this solicitation, as that term is used in federal securities law, and they will be referred to collectively as the “Askeladden Group.” These participants have no substantial interest in AstroNova other than the ownership of shares as follows: Of the 7,596,235 outstanding shares of common stock (reported by the Company in its proxy statement for the 2025 Annual Meeting), Mr. Patel is the record owner of 27 shares in his own name. He also beneficially owns 7,449 shares, while Askeladden holds 696,646 shares on behalf of clients excluding Mr. Patel, representing a total of approximately 9.2% of the Company’s common stock. A list of the holdings of Mr. Patel and Askeladden and the Askeladden Nominees as of May 19, 2025 appears as Appendix 1 of this proxy statement. Transactions by Mr. Patel and Askeladden in AstroNova common stock within the past two years appear in Appendix 2 to this proxy statement.

 The Board is currently composed of six (6) directors, and all six (6) of those seats will be filled for one-year terms at the Annual Meeting. Through the accompanying Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect the Askeladden Nominees to five (5) of those six (6) positions. We and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to five (5) of the Askeladden Nominees on the enclosed GOLD universal proxy card. Any shareholder who wishes to vote for one or more of the Company’s nominees and for one or more of the Askeladden Nominees may thus do on Mr. Patel’s enclosed GOLD universal proxy card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the shareholders vote in favor of the Askeladden Nominees as the most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all shareholders.

We urge you to carefully consider the information in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE ASKELADDEN GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT AND THE PROXY MATERIALS CIRCULATED BY THE COMPANY. SHOULD OTHER MATTERS, OF WHICH THE ASKELADDEN GROUP IS NOT AWARE AT A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL NOT VOTE ON SUCH MATTERS.

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THE ASKELADDEN GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD UNIVERSAL PROXY CARD “FOR” THE ELECTION OF JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD universal proxy card are available at https://www.askeladdencapital.com/astronova/.

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Askeladden Group urges you to sign, date, and return the enclosed GOLD universal proxy card today to vote FOR the election of Mr. Patel and the other Askeladden Nominees to the Board of Directors.

•

If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD universal proxy card and return it to the Askeladden Group, c/o InvestorCom in the enclosed postage-paid envelope today.

•

If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the enclosed pre-paid return envelope.

•	You may vote your shares in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

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As the Askeladden Group is using a “universal” proxy card, which includes Mr. Patel and the other Askeladden Nominees, as well as the Company’s nominees, there is no need to use any other proxy card, regardless of how you intend to vote. However, the Askeladden Group strongly urges you NOT to sign or return any WHITE proxy cards or voting instruction forms that you may receive from the Company.  Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of the Askeladden Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

Askeladden Capital Management LLC commenced operations in January 2016. As portfolio manager of Askeladden, Mr. Patel first began researching AstroNova in 2016 and subsequently invested in the company in various accounts managed by Askeladden. As is customary, Mr. Patel subsequently had numerous interactions via email, telephone, and in-person meetings with AstroNova executives and investor relations representatives, including Chief Executive Officer (“CEO”) Greg Woods, former Chief Financial Officer (“CFO”) David Smith, and former CFO Joseph O’Connell.

On June 18, 2020, Mr. Patel, Askeladden and certain affiliates filed a Schedule 13G disclosing beneficial ownership of 5.52% of AstroNova’s outstanding shares. While Askeladden’s position has subsequently increased or decreased based on market conditions, Askeladden has continuously owned 5% or more of AstroNova securities since that date.

Since 2020, Mr. Patel and Askeladden have continued to engage with AstroNova’s management to better understand its financial results and outlook, as is customary for large shareholders of a public company. From 2020 – 2024, they participated in at least 13 private calls with AstroNova’s CEO, CFO, or both, in addition to asking questions on public earnings conference calls and meeting management in-person at investor conferences.

In September 2023, Mr. Patel wrote an email to CEO Gregory Woods, then-CFO David Smith, and AstroNova’s investor relations contact, titled “shareholder concerns.” This email discussed Mr. Patel’s frustrations with both AstroNova’s stock price and poor performance in the company’s Product Identification segment. Mr. Patel raised specific issues including a perceived mismatch between contracts with suppliers and customers in the Product Identification segment that led to margin compression for AstroNova, the increased levels of inventory on AstroNova’s balance sheet, the persistence of ink quality issues, and the company’s lack of clear public guidance and targets against which management could be held accountable. These concerns were subsequently discussed on a follow-up call with the CEO and CFO. Mr. Patel believed since Mr. Woods also served on the Board, these concerns of a large shareholder were being explained to both the company’s management team and its Board.

In May 2024, AstroNova announced the acquisition of MTEX. During the rest of 2024, Mr. Patel continued to express his frustrations to AstroNova’s management team in various emails, phone calls, and in-person meetings. On October 2, 2024, Mr. Patel sent an email to Director Alexis P. Michas expressing concern regarding AstroNova’s poor operating and share-price performance and requesting a telephonic discussion of the root cause of the long-standing challenges in the Product Identification segment. Mr. Michas did not answer this email.

Mr. Patel met in person with CEO Greg Woods and CFO Thomas DeByle at an investor conference in November 2024. He repeatedly expressed his frustration with the company’s operating results and stated clearly at the end of the meeting that his patience with the company’s poor performance was exhausted.

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During AstroNova’s public earnings call following the Q3 FY2025 results release on December 12, 2024, the company disclosed for the first time that it was pursuing remedies against the seller of MTEX for “details that appear to be inconsistent with the information originally provided by the seller.”1

Subsequent to AstroNova’s Q3 FY2025 results release in December, Mr. Patel spoke to Greg Woods via telephone and expressed concerns about the ongoing operating losses and seemingly poor outlook at MTEX. Mr. Woods conveyed to Mr. Patel that the company had various ongoing initiatives to improve performance at MTEX. Mr. Patel asked if the company would be able to provide more specificity on such initiatives ahead of the year-end earnings call, such as in a Form 8-K announcing progress on recovering payment from the MTEX seller or specifics on any restructuring programs. Mr. Woods agreed that the company would be able to disclose such information, in such filings, when appropriate. Given the company’s poor performance, Mr. Patel believed that AstroNova would subsequently announce and disclose meaningful and specific actions to address the ongoing operating losses at MTEX.

As of February 26, 2025, the company had not made any further disclosures subsequent to the December 12, 2024 earnings release. On February 26, 2025, Mr. Patel sent Mr. Woods an email titled “Board meeting request.” Mr. Patel expressed to Mr. Woods his frustration with the company’s poor shareholder returns and seemingly ongoing operational issues. Mr. Patel requested to speak to the Board regarding his concerns about AstroNova’s performance. Mr. Woods responded the next day and agreed to reach out to Lead Independent Director Richard Warzala to schedule a meeting.

On March 8, 2025, Mr. Patel emailed Mr. Woods requesting follow-up. On March 10, 2025, Mr. Woods responded that Mr. Warzala would speak to Mr. Patel, but “it would have to be after our earnings release due to black out rules.”

Mr. Patel followed up the same day and asked about the date of the earnings release. Mr. Woods responded that “it will be close to our 10-K filing deadline which is mid-April.”

Mr. Patel was shocked by this response, as the company had previously committed publicly, during the December call, to providing a full update to shareholders in March. Mr. Patel responded to Mr. Woods on March 13, 2025, noting that the timing of the company’s earnings release and thus the duration of the blackout period were within the company’s control, expressing his dismay and disappointment in the company’s lack of transparency and seeming lack of urgency to address persistent underperformance, and demanding the company address his concerns.

Mr. Woods responded on March 14, 2025 and scheduled a call with Mr. Warzala, which occurred the same day. Mr. Patel asked Mr. Warzala about the root cause of various operational issues from 2020 – 2024, as well as circumstances surrounding the MTEX acquisition. Mr. Patel expressed frustration at Mr. Warzala’s answers and questioned why the board had retained Mr. Woods as CEO despite years of underperformance. Mr. Patel stressed to Mr. Warzala the importance of AstroNova releasing earnings information in a timely manner, so that shareholders could understand what actions were being taken to remedy performance and discuss forward-looking matters with management and the Board. Mr. Warzala refused to commit to a specific date for doing so. Mr. Patel noted that the nomination deadline to submit candidates for election to the Board was March 21, 2025, and the company had stated it did not plan to speak to shareholders regarding its performance and future plans until well after that date.

1 Direct quote from AstroNova Q3 2024 earnings conference call transcript, December 12, 2024.

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On March 15, 2025, Mr. Patel emailed Mr. Woods and Directors Warzala, Schlaeppi, and Michas to inform them that he and Askeladden would be filing a Form 13D and that they would publicly discuss the company’s failings and initiate a proxy contest, unless the company fulfilled its promise and released earnings information in a timely fashion, each Board member spoke to Askeladden to address concerns, and Askeladden and the Board could come to a written agreement to address Askeladden’s concerns, including replacing 1-2 Board members with nominees that were mutually agreed upon.

Neither Mr. Woods nor any members of the Board responded to this email. Mr. Patel sent another email on the night of March 15, 2025, expressing his disappointment at the lack of response, expressing his willingness to work together collaboratively, and requesting that the Board work with him to address his concerns without the cost and distraction of a proxy contest. Neither Mr. Woods nor any member of the Board has contacted Mr. Patel to attempt to address his concerns since March 15, 2025. The only communications received from the company have been from legal counsel on procedural matters.

The company pre-announced its fourth quarter and end-of-year results on the morning of March 20, 2025, disclosing for the first time that the company was recording a $13.4 million asset impairment primarily attributed to MTEX, and that the company had breached its debt covenants and thus suffered an event of default on its credit facility (thus forcing AstroNova to seek a waiver from its lender, which was subsequently granted).2

Mr. Patel caused a timely notice of his intent to nominate a slate of directors and to solicit proxies in support of that slate to be delivered by electronic mail and by hand on March 20, 2025 and March 21, 2025, respectively. He and others in the Askeladden Group caused a preliminary proxy statement to be filed on April 29, 2025.

REASONS FOR THE SOLICITATION

If you invested $100 in AstroNova when Greg Woods became CEO on February 1, 2014, your investment would be worth less than $67 as of May 8, 2025 – a ~33% negative total shareholder return during a period slightly exceeding 11 years.3

We believe there are specific reasons for this underperformance. Since FY2022, AstroNova has suffered from several strategic and operational missteps:

•	An ink quality issue that was first reported to shareholders in Q4 2022 results was originally supposed to be resolved shortly after the end of FY2022, but persisted for another two years, until the end of FY2024, costing the company millions in direct costs and lost revenues, and resulting in damage to the company’s brand.[4]

2 Form 8-K filed March 21, 2025.

3 See Figures 1 and 2 below. Source: YCharts.

4 FY2022 Form 10-K filed April 14, 2022 and Q4 FY 2022 earnings conference call transcript on April 14, 2022. FY2023 and FY2024 Form 10-K (citing millions in additional warranty costs, not fully covered by supplier compensation payments. Q3 FY2023 Form 10-Q and Form 8-K Earnings filed December 6, 2023 (discussing “an 11% YoY revenue decline in our Product Identification (PI) segment. This decline was largely driven by sidelined printers that were affected by the previously discussed ink quality issues from one of our suppliers and, to a lesser degree, the exit of some low margin printers last quarter from our portfolio” – a decline of over $3 million in revenue in that quarter alone, primarily attributable to the ink quality issues).

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•	The company spent $18.7 million in cash and assumed $3.4 million in debt to acquire MTEX in May 2024.[5] MTEX was expected to profitably contribute $8 - $10 million in revenue during FY2025, but actually only contributed $4.2 million, with an operating loss of $16.9 million, including a goodwill impairment of $13.4 million.[6] As a result of the lower earnings and increased debt due to the MTEX acquisition, the company breached its debt covenants and suffered an event of default under its credit facility during the quarter ended January 31, 2025 (thus forcing AstroNova to seek a waiver from its lender, which was subsequently granted).[7]

•	At year-end FY2025, “inventory days on hand” as reported in the Form 10-K are at near-peak levels reported in FY2023, despite promises in 2023 that they would be reduced.[8]

The company has also missed profitability targets:

•	For the seven Short-Term Incentive Plan (STIP) targets set from FY2020 to FY2024 – five relating to operating profit or EBITDA, and two relating to revenue – named executive officers have not once met or exceeded the target. The average percentage of target earned is merely 13.2%, with five out of seven targets having either a zero or a 3.2% score.[9]

•	The company reported Adjusted EBITDA of $17.6 million in FY2024 and guided to margin expansion in FY2025 and FY2026, yet Adjusted EBITDA for FY2025 dropped to $12.3 million and FY2026 Adjusted EBITDA is expected to be $14.6 million at the midpoint of the company guidance, despite ~10% expected revenue growth versus actual results in FY2024.

5 FY2025 Form 10-K filed April 15, 2025.

6 MTEX Acquisition Announcement and Conference Call Transcript (May 9, 2024) and FY2025 Form 10-K filed April 15, 2025.

7 Form 8-K Earnings filed March 21, 2025.

8 May 11 2023 Sidoti Micro-Cap Virtual Conference – Call Transcript. “We’re starting to work our inventory down… it’s definitely higher than what we need…. You’ll start to see that come down as we go through this year. We’ve got plans to do it. And we have good, reliable supply… we typically try to keep about three months’ supply.”

9 Proxy statements for FY2020 – FY2024.

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Given AstroNova’s two distinct segments (Aerospace and Product Identification) and the absence of direct publicly-traded competitors, identifying an exact peer group is challenging. The company’s FY2024 proxy statement and FY2025 annual report do not appear to include any specific peer groups for performance comparison. As benchmarks for comparison, we have selected:

•	the iShares Micro-Cap ETF and iShares Small-Cap ETF to reflect AstroNova’s market capitalization,

•	the iShares US Aerospace & Defense ETF to reflect AstroNova’s Aerospace segment,

•	two U.S. companies offering industrial and label printing solutions (Brady Corporation and Zebra Technologies) to reflect AstroNova’s Product Identification segment.[10] (We note that AstroNova’s Chief Technology Officer, Michael Natalizia, joined AstroNova in 1986, but worked as a Senior Engineer for Zebra Technologies from 2000 – 2005. We have identified two other AstroNova employees whose LinkedIn profiles cite prior roles at Brady Corporation or Zebra Technologies. [11] 12)

None of these benchmarks are individually perfect. However, taken collectively, they demonstrate that companies of similar size, producing similar products, or serving similar end markets, have delivered substantially greater returns to their investors over relevant time periods, which we measure from the time Mr. Woods became CEO in 2014 and the recent one-year period since the MTEX acquisition.

The experience since Mr. Woods became CEO. In the more than 11 years from February 1, 2014 (when Greg Woods became CEO) through May 8, 2025, AstroNova has substantially underperformed each of these benchmarks. As the summary below demonstrates, a shareholder who invested $100 in each of the above benchmarks would now have:

•	Less than $76 if invested in AstroNova,

•	$174 if invested in the micro-cap index,

•	$208 if invested in the small-cap index,

•	$351 if invested in the aerospace ETF,

•	$341 if invested in Brady,

•	$482 if invested in Zebra Technologies.[13]

The point is illustrated in Figures 1 and 2 below, which compare AstroNova’s total return from the date Mr. Woods became CEO (February 1, 2014) and May 8, 2025. Figure 1 compares performance against small and microcap ETFs, and Figure 2 compares performance against industry peers.

10 Brady Corp’s form 10-K filed September 6, 2024 discusses “product identification” as one of its primary product categories, including labeling for applications such as work in process, brand protection, finished product and asset tracking, and healthcare identification. Zebra Technologies’ Form 10-K, filed February 13, 2025, discusses on page 4 that key products under its “Automatic Identification and Data Capture” market include “specialty printers for barcode labeling and personal identification… and supplies, such as labels and other consumables.”

11 AstroNova “About Us” page as of April 22, 2025. https://www.astronovainc.com/about-us/leadership/

12 Michael Natalizia’s LinkedIn page as of April 22, 2025. https://www.linkedin.com/in/mike-natalizia-9571353/ The LinkedIn profile of Andy Ellis, a Regional Sales Manager for AstroNova from 2022 – present and a Field Sales Engineer for AstroNova from 2013 – 2021, cites a prior role as Internal Account Manager at Zebra Technologies from May 2000 – November 2022. https://www.linkedin.com/in/andy-ellis-1135a535/details/experience/ A LinkedIn profile for Jerry Lim, an Asia Sales Leader for AstroNova from October 2014 – Present, cites a prior role as Business Development Manager for Brady Corp. from January 2011 – August 2013. https://www.linkedin.com/in/jerry-lim-71908714/

13 These calculations and Figures 1 and 2 below are drawn from data provided by YCharts.

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Figure 1: AstroNova vs. Small and Micro-Cap ETFs since Greg Woods Became CEO (February 1, 2014 through May 8, 2025)

120.0%
108.1%
74.35%
60.00%
0.00%
-24.41%
-60.00%
2016
2018
2020
2022
2024

	VAL
AstroNova Inc (ALOT) Total Return	-24.41%
iShares Russell 2000 ETF (IWM) Total Return	108.1%
iShares Micro-Cap ETF (IWC) Total Return	74.35%

14

Figure 2: AstroNova vs. Industry Peers since Greg Woods Became CEO (February 1, 2014 through May 8, 2025)

800.0%
400.0%
0.00%
-400.0%
382.8%
250.9%
240.9%
-24.41%
2016
2018
2020
2022
2024

	VAL
AstroNova Inc (ALOT) Total Return	-24.41%
Brady Corp (BRC) Total Return	240.9%
Zebra Technologies Corp (ZBRA) Total Return	382.8%
iShares US Aerospace & Defense ETF (ITA) Total Return	250.9%

Figures 1 and 2 thus demonstrate that at no point since 2020 has AstroNova’s total shareholder return, measured back to the date of Greg Woods becoming CEO, matched or exceeded even one of these benchmarks.

The experience since the MTEX acquisition. Figures 3 and 4 below14 provide similar comparisons since the MTEX acquisition in May 2024 and demonstrate that shareholder value destruction over the past twelve months has been especially brutal. Using the same peer groups and starting with the May 9, 2024 announcement of the MTEX acquisition through May 8, 2025, AstroNova shares have lost nearly 50% of their value. In comparison,

•	The small and micro-cap ETFs have declined 1 and 2% respectively,

•	Brady Corp and the Aerospace ETF are up about 12%,

•	Zebra Technologies has declined 16% (despite this pullback, it still leads the performance of all benchmarks since 2014, as shown above).

14 Figures 3 and 4 are drawn from data provided by YCharts.

15

Figure 3: AstroNova vs. Small and Micro-Cap ETFs Over 1 Year Since MTEX Acquisition Announced on May 9, 2024 through May 8, 2025.

0.00%
-1.14%
-2.30%
-25.00%
-48.43%
-75.00%
Jul '24
Sep '24
Nov '24
Jan '25
Mar '25
May '25

	VAL
AstroNova Inc (ALOT) Total Return	-48.43%
iShares Russell 2000 ETF (IWM) Total Return	-1.14%
iShares Micro-Cap ETF (IWC) Total Return	-2.30%

16

Figure 4: AstroNova vs. Industry Peers Over 1 Year Since MTEX Acquisition Announced on May 9, 2024 through May 8, 2025.

30.00%
21.76%
21.23%
0.00%
-16.15%
-30.00%
-48.43%
-60.00%
Jul '24
Sep '24
Nov '24
Jan '25
Mar '25
May '25

	VAL
AstroNova Inc (ALOT) Total Return	-48.43%
Brady Corp (BRC) Total Return	21.23%
Zebra Technologies Corp (ZBRA) Total Return	-16.15%
iShares US Aerospace & Defense ETF (ITA) Total Return	21.76%

Over the past several years, we have requested, and eventually demanded, that the company take substantive and immediate action to address the persistent shareholder value destruction that has occurred in both the short-term and the long-term. As discussed in the “Background” section of this proxy statement, our pleas fell on deaf ears, which led us to nominate five qualified candidates for election to the Board of Directors.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of six (6) directors, each serving a term of one (1) year, and the terms of all six (6) directors will expire at the 2025 Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominees (Jeff Sands, Shawn Kravetz, Ryan Oviatt, Boyd Roberts, and Samir Patel), for a term ending at the 2026 Annual Meeting of Stockholders. All of the Company’s six nominees are incumbent directors, so your vote to elect one or more of the Askeladden nominees could have the effect of replacing up to five (5) of the incumbent directors of the Company with one or more of the Askeladden Nominees. If elected, Mr. Patel and his nominees, subject to their fiduciary duty as directors, will seek to work with the other members of the Board to evaluate all opportunities to enhance shareholder value. If only one or two of the Askeladden Nominees are elected, they would constitute a minority of the Board, and there can be no guarantee that they would be able to implement the actions that Mr. Patel believes to be necessary to unlock shareholder value.

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This Proxy Statement is soliciting proxies to elect only the Askeladden Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as a director if Mr. Patel or any of the Askeladden Nominees is elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

THE ASKELADDEN GROUP NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of Messrs. Sands, Kravetz, Oviatt, Roberts, and Patel. Their nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills are set forth below. This information has been furnished by Mr. Patel, who is a citizen of the United States of America.

Jeff Sands, 58, is a Certified Turnaround Professional, the Founding Partner of Dorset Partners LLC, and the author of "Corporate Turnaround Artistry: Fix Any Business in 100 Days" (published by J. Wiley). Mr. Sands has won the Turnaround Management Association “Turnaround of the Year Award" three times, including a 2018 award for turning around a $170M pulp and paper mill, and was named "Turnaround Professional of the Year" by M&A Advisor in 2020. Mr. Sands has successfully turned around or restructured numerous distressed businesses, including some merely days or weeks away from lender-forced liquidation, and overseen the eventual sale of numerous such businesses. He has worked with several military/aerospace businesses, including a $100M supplier to Boeing. In recent years, Mr. Sands has served on two private company Boards. He completed a B.A. in Economics at Hobart and William Smith Colleges and an MBA at Alaska Pacific University. He has been a Guest Lecturer in Corporate Turnarounds at the Martin J. Whitman School of Management at Syracuse University. His business address is 100 Park Ave., 16th Floor, New York, NY 10017.

Mr. Patel, as Nominating Shareholder, believes that Mr. Sands’ success in turning around multiple businesses is highly relevant to the challenges AstroNova faces today.

Shawn Kravetz, 55, is President and Chief Investment Officer of Esplanade Capital LLC, an investment management company he founded in 1999. Focused on smaller, out of favor, and below-the-radar companies, special situations, and turnarounds, Esplanade Capital LLC manages capital for a small number of like-minded families, private investors, and institutions. Mr. Kravetz served as a member of the Board of Directors of Nevada Gold & Casinos, Inc. (NYSE:UWN) from 2016 until it was acquired in 2019, serving as Chairman of the Corporate Governance and Nominating Committee. Prior to founding Esplanade, Mr. Kravetz was a corporate executive and strategic advisor, including: Principal at The Parthenon Group, a leading strategy consulting boutique, where he advised chief executives on corporate strategy; Director of Strategic Planning and Corporate Development at The CML Group (NYSE traded), where he oversaw activities at subsidiaries including NordicTrack, The Nature Company, and Smith & Hawken; and Consultant with Monitor Company, a leading strategy consulting firm. Mr. Kravetz received an A.B. in economics, magna cum laude, from Harvard University and an M.B.A. from Harvard Business School, where he was a Baker Scholar. His business address is 1330 Boylston Street, Suite 600, Chestnut Hill, MA 02467.

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The Nominating Shareholder believes that Mr. Kravetz’s extensive experience as a micro-cap investor and Board member make him an excellent candidate for the Board.

Ryan Oviatt, 51, is currently the VP of Strategy & Integration – Profire Platform at CECO Environmental. From July 2020 to January 3, 2025, Mr. Oviatt was the Co-Chief Executive Officer, Co-President, Chief Financial Officer, and Treasurer of Profire Energy, Inc. (NASDAQ CM: PFIE), with responsibility over all finance, accounting, operations, human resources, information technology, health, safety, and environment, quality control, and compliance functions at Profire. He previously served as Chief Financial Officer of Profire since September 2015 and has served as a Director since October 2018. On January 3, 2025 Profire Energy, Inc was acquired by CECO Environmental Corp (NASDAQ: CECO) in an all-cash deal for $125 million Previously, Mr. Oviatt was a Senior Manager at Rio Tinto, a publicly traded, international mining and metals company. During his time with Rio Tinto, he held significant responsibility for Sarbanes-Oxley compliance, financial reporting analysis, and other special projects from 2005 through 2015. He also managed value-tracking and reporting within the company, leading to enhanced cash flow and reduced costs. Prior to Rio Tinto, Mr. Oviatt was an Audit Manager at Ernst & Young, LLP from 2000 through 2005, where he audited both public and private clients, including automotive technology oil and gas companies. Mr. Oviatt received his bachelor’s degree in accounting from Westminster College, and master’s degree in accountancy from Brigham Young University. He is a certified public accountant in Utah. His business address is 321 S 1250 W, STE1, Lindon, UT 84042.

The Nominating Shareholder considered Mr. Oviatt’s extensive management experience at Profire as well as his experience and leadership in other senior financial roles at and related to public companies, in determining that he should serve as a director of the Company.

Boyd Roberts, 45, is the Head of Corporate Development and Investor Relations for FranklinCovey (NYSE: FC). He joined FranklinCovey in October 2008 and has served as Director of Finance and Operations, Corporate Director of Finance, Vice President of Global Finance, Vice President of Acquisitions, Vice President of Corporate Development, and General Manager prior serving in his current role. Boyd was the youngest member of the executive team at Franklin Covey and managed various key strategic initiatives during Franklin Covey’s business model transition to the All Access Pass, which has driven high growth in free cash flow per share. Specifically, Boyd was the General Manager of the acquired Robert Gregory Partners business, helping drive 70% revenue growth, and previously managed a key, rapidly growing business unit which quadrupled its annual revenues. His responsibilities have included enterprise-wide financial planning and analysis, technical accounting & financial reporting, P&L ownership and strategic leadership as a General Manager, Finance & Operations for a rapidly growing business unit. Before joining FranklinCovey, he worked as an Audit Manager for Deloitte & Touche, LLP and as a Financial Analyst on the Mergers and Acquisition team at John Deere. Boyd received both his Master of Accountancy and Bachelor of Science degrees from Brigham Young University and is licensed as a Certified Public Accountant. Mr. Roberts spent several years in Brazil and is fluent in Portuguese. His business address is 2100 Parkway Blvd, Salt Lake City, UT 84119.

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The Nominating Shareholder believes that Mr. Roberts is qualified based on his career accomplishments and specific experience in corporate culture and integration of acquisitions, as well as his fluency in Portuguese, as MTEX is based in Portugal.

Samir Patel, 31, is the Founder and Portfolio Manager of Askeladden Capital Management LLC, a Texas-based registered investment advisor that provides advisory services to clients ranging from ordinary individuals saving for retirement, to billion-dollar charitable organizations funding important educational and scientific endeavors. Askeladden has over $80 million in assets under management as of the date of this filing. Askeladden focuses primarily on small and micro-cap securities. Askeladden invests across sectors and uses deep fundamental research to understand the critical factors that drive shareholder value creation over the long-term. Mr. Patel graduated with a bachelor’s degree in biochemistry, magna cum laude, from the University of Texas at Dallas at age 19, where he also received a Master of Business Administration, with a concentration in finance, at age 20. His business address is Askeladden Capital Management LLC, 1452 Hughes Road, Suite 200 #582, Grapevine, TX 76051.

Mr. Patel’s investing background in the small and micro-cap space and capital allocation experience qualifies him well to be a director. Other assets include his demonstrated analytical capabilities including deep understanding of various sectors, end-markets, business models, and important trends (such as AI) driven by his deep research-based generalist fundamental investing approach, as well as his proficiency in mental models. Finally, his knowledge of AstroNova, with research dating back to 2016, and his status, jointly with Askeladden, as the largest shareholder of the company, qualifies him as a director.

As of the date hereof, Mr. Patel is a shareholder of record of 27 shares of AstroNova common stock and the beneficial owner of 7,449 shares. Jointly with Askeladden, Mr. Patel controls 704,122 shares, representing approximately 9.2% of AstroNova’s outstanding shares.

Mr. Patel believes that if any of the Askeladden Nominees should be elected as a director of the Company, each of them would be an “independent director” within the meaning of applicable NASDAQ rules and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, he acknowledges that that no director of a NASDAQ-listed company qualifies as “independent” under NASDAQ rules unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, he acknowledges that if any of the Askeladden nominees should be elected, the determination of their independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board.

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Except as otherwise set forth in this Proxy Statement (including the Appendices hereto), during the past 10 years: (i) no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant directly or indirectly beneficially owns any securities of the Company; (iii) no participant owns shares of the Company’s common stock of record; (iv) no participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the participants, who is a party to an arrangement or understanding pursuant to which the Askeladden Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Askeladden Nominees, except as set forth in this Proxy Statement (including the Appendices), (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years, (b) there are no relationships involving any of the Askeladden Nominees or their associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had he been a director of the Company, and (c) none of the Askeladden Nominees nor their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, nor was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as stated herein, there are no arrangements or understandings between or among any participant or any other person or persons pursuant to which the nomination of Mr. Patel is being made. Messrs. Sands, Kravetz, Oviatt Roberts and Patel each consent to being named as a nominee in any proxy statement or form of proxy relating to the Annual Meeting and to serving as directors if elected. Neither Mr. Patel nor Messrs. Sands, Kravetz, Oviatt or Roberts is a party adverse to the Company or any of its subsidiaries, and none of them has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

The Askeladden Group and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Askeladden Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Shareholders will have the ability to vote for Mr. Patel and any of the other Askeladden Nominees on the Askeladden Group’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote for one (1) or more of the Company’s nominees and for any of the Askeladden Nominees will be able to do so on the Askeladden Group’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote on any item being proposed by the Company will also be able to do using the GOLD card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

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We urge you to vote FOR Messrs. Sands, Kravetz, Oviatt, Roberts and Patel using our GOLD universal proxy card.

Information about the Company Nominees is set forth in the Company’s proxy statement. The Askeladden Group is not responsible for the accuracy of any information provided by or relating to AstroNova or the Company Nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, AstroNova or any other statements that AstroNova or its representatives have made or may otherwise make.

IF YOU SUBMIT A VALIDLY EXECUTED GOLD PROXY CARD, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU DO NOT INDICATE ANY INSTRUCTION WITH RESPECT TO PROPOSAL 1, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO THAT PROPOSAL: “FOR” ALL OF THE ASKELADDEN NOMINEES, TO “WITHHOLD” ON ALL THE COMPANY NOMINEES, IN EACH CASE AS LISTED IN PROPOSAL 1. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO ANY OF THE PROPOSALS OTHER THAN PROPOSAL 1, THE NAMED PROXIES (NAMED IN THE GOLD PROXY CARD) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH OTHER PROPOSALS. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

WHILE YOU MAY MARK INSTRUCTIONS WITH RESPECT TO ANY OR ALL OF THE NOMINEES LISTED IN PROPOSAL 1, YOU MAY MARK A VOTE “FOR” ONLY UP TO SIX (6) NOMINEES IN TOTAL. IF YOU MARK A VOTE “FOR” WITH RESPECT TO FEWER THAN SIX NOMINEES, YOUR SHARES WILL BE VOTED “FOR” ONLY WITH RESPECT TO THOSE NOMINEES YOU HAVE SO MARKED. IF YOU MARK A VOTE “FOR” WITH RESPECT TO MORE THAN SIX NOMINEES, YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE PROPOSALS, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH OTHER PROPOSALS.

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WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD.

OTHER PROPOSALS TO BE VOTED AT THE MEETING

In addition to the election of directors, the Company is soliciting proxies in connection with three (3) other proposals. Please review the Company’s proxy materials for a complete description of those proposals. It will be possible for you to vote on those proposals using the GOLD proxy card being distributed by the Askeladden Group. However, the Askeladden Group makes no recommendation about how you should vote on those matters, and if you do not provide instructions as to those proposals, the proxies named below will cause your proxy to abstain.

ANNUAL MEETING; BROKER NON-VOTES; DISCRETIONARY VOTING

The Company has disclosed that the Annual Meeting will take place as an in-person meeting as set out above. Shareholders will be able to attend the Annual Meeting in person and also to vote by proxy.

According to the Company’s proxy statement, if you plan to attend the Annual Meeting, you must be a holder of Company shares as of the record date of May 15, 2025, and obtain an admission ticket in advance. Tickets will be available to registered and beneficial owners. You can request an admission ticket from AstroNova Investor Relations by calling (716) 843-3908 or by e-mailing ALOT@allianceadvisors.com. In addition, you must bring your admission ticket to the Annual Meeting to ensure access to the meeting. Requests for admission tickets will be processed in the order in which they are received and must be requested no later than 5:00 p.m. Eastern Daylight Time on July 3, 2025. Seating is limited, and as a result, AstroNova is not able to admit the guests of either shareholders or their legal proxy holders. Requests for tickets will be accepted on a first-come, first-served basis. Finally, on the day of the meeting, each shareholder will be required to present: a valid picture identification such as a driver’s license or passport, a copy of your brokerage statement (if you hold your shares in street name) and your admission ticket. You may be denied admission if you do not provide this information. Registration will begin at 8:00 a.m. Eastern Daylight Time and the Annual Meeting will begin at 9:00 a.m. Eastern Daylight Time on July 9, 2025. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

According to the Company’s proxy statement, if you are a registered shareholder (i.e., you hold your shares in your own name through the Company’s transfer agent, Computershare) as of the Record Date, then you may vote your shares in person at the meeting, submit your proxy to vote via the Internet, or by mail or telephone. You may also vote by following the instructions provided on the GOLD universal proxy card or by contacting InvestorCom at (877) 972-0090. You may still attend the Annual Meeting and vote if you have already submitted your proxy to vote by Internet.

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According to the Company’s proxy statement, if you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee) as of the Record Date, then you may ensure that your shares are represented and voted at the Annual Meeting by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank, trustee or other nominee that holds your shares Typically, under stock exchange rules applicable to most brokerage firms, if you do not give instructions to your broker, your broker would be permitted to vote any shares it holds for your account in its discretion with respect to “routine” proposals but would not be allowed to vote your shares with respect to “non-routine” proposals. Proposals 1 (re-election of directors), 2 (say on pay), and 3 (say on frequency) are “non-routine” proposals. If you do not instruct your broker how to vote with respect to these proposals, your broker will not vote your shares on them and your shares will be recorded as “broker non-votes” and will not affect the outcome of the vote on those proposals. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage firm that indicates on its proxy that, while voting in its discretion on one matter, it does not have or did not exercise discretionary authority to vote on another matter. Typically, Proposal 4, regarding the ratification of the appointment of Wolf & Company, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026, is considered to be a routine item under the applicable rules and your broker would ordinarily be able to vote on this item even if it does not receive instructions from you, so long as your broker holds your shares in its name.

Further, according to the Company’s proxy statement, because Mr. Patel has indicated his intention to deliver proxy materials in opposition to the Company’s Board to your bank, broker or other holder of record, to forward to you on his behalf, then with respect to accounts to which Patel mails his proxy materials, your bank, broker, or other holder of record will not have discretion to vote on “routine matters,” including the approval of the appointment of Wolf & Company, P.C. as our independent registered public accounting firm for the fiscal year ending January 31, 2026 (Proposal 4). As a result, if you do not instruct your bank, broker or other holder of record on how to vote your shares, your shares may not be voted on these matters at the meeting.

If you do not provide voting instructions to your broker, then your shares will not be voted at the Annual Meeting on any proposal with respect to which the broker does not have discretionary authority. To the extent that both the Askeladden Group and the Company provide proxy materials to a broker who holds shares for a beneficial owner, none of the matters to be voted on at the Annual Meeting will be considered a discretionary matter under the rules of the various regional and national exchanges of which the intermediary is a member (the “Broker Rules”); therefore, all of the matters to be voted on at the Annual Meeting will be considered “non-routine” matters. In that case, a broker that is subject to the Broker Rules will not have authority to vote shares held by a beneficial owner without instructions from the beneficial owner on Proposals 2, 3 and 4. According to the Company, to the extent broker non-votes arise when both the Askeladden Group and the Company provide proxy materials to a broker who holds shares for a beneficial owner, such broker non-votes will not be counted for purposes of determining whether a quorum exists at the Annual Meeting. Therefore, if you are a beneficial owner, we encourage you to instruct your broker how to vote your shares using the voting instruction form provided by your broker so that your vote can be counted.

Abstentions or withheld votes will be counted for the purpose of determining the presence or absence of a quorum. The Company and the Askeladden Group are soliciting proxies in connection with the proposals to be voted on at the Annual Meeting, and we expect that brokers will receive proxy materials from both us and the Company, making it a contested solicitation. Accordingly, under applicable rules, if your broker receives proxy materials from both us and the Company, the broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals. Any broker non-votes will be treated in the manner described above.

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If you are a shareholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

QUORUM

 A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the Annual Meeting. A quorum will be present if a majority of the shares outstanding as of the Record Date are represented by shareholders present at the Annual Meeting in person or by proxy. According to the Company’s proxy statement, as of the Record Date, the Company had 7,596,235 shares of Common Stock outstanding and entitled to vote. Thus, at least 3,798,118 shares of Common Stock must be represented by shareholders present at the Annual Meeting in person or by proxy to constitute a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors – According to the Company’s proxy statement, the Company has a plurality voting standard for contested director elections. Under the plurality voting standard, you may vote “FOR” or “WITHHOLD” authority to vote for up to six (6) nominees, and the six (6) nominees who receive the largest number of votes cast “FOR” their election will be elected, regardless of whether they were nominated by the Askeladden Group or the Company. Shareholders may not cumulate votes for the election of directors. Assuming a quorum is present, “ABSTAIN” and “WITHHOLD” votes and broker non-votes, if any, will not be considered votes cast and will have no effect on this proposal. For Proposals 2 and 4, the Company’s proxy indicates that approval of a proposal requires the affirmative vote of a majority of the shares of common stock entitled to vote and present in person or represented by proxy at the annual meeting; abstentions will have the same effect as a vote against these two proposals, and broker non-votes will have no effect on the outcome of the vote. For Proposal 3, the Company’s proxy states that the option that receives the greatest number of votes cast will be the one selected by the shareholders; abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Company proposals: Proposal 2 – According to the Company’s proxy statement, and as more fully explained there, Proposal 2 is a non-binding advisory vote to approve the Company’s executive compensation.

Company proposals: Proposal 3 – According to the Company’s proxy statement, and as more fully explained there, Proposal 3 is a non-binding proposal on the frequency of future shareholder votes on executive compensation.

Company Proposals: Proposal 4 – According to the Company’s proxy statement, and as more fully explained there, Proposal 4 is a proposal to ratify the appointment of Wolf &Company, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026.

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REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting at that meeting (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered, as appropriate, to the Askeladden Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company, Attn: Corporate Secretary at 600 East Greenwich Avenue, West Warwick, Rhode Island 02893 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Askeladden Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Askeladden Group.

IF YOU WISH TO VOTE FOR THE ELECTION OF ANY OF THE ASKELADDEN GROUP OF NOMINEES TO THE BOARD, PLEASE VOTE “FOR” THEM ON THE GOLD UNIVERSAL PROXY CARD.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Askeladden Group. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The Askeladden Group has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $80,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The Askeladden Group will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Askeladden Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Askeladden Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of the Askeladden Group may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. Mr. Patel, as the Askeladden Group nominee, may make solicitations of proxies but, except as described herein, will not receive compensation for acting as a director nominee. It is anticipated that InvestorCom will employ approximately 25 persons to solicit shareholders for the Annual Meeting.

26

The entire expense of soliciting proxies is being borne by the Askeladden Group. Costs of this solicitation of proxies are currently estimated to be approximately $300,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Askeladden Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $37,500. To the extent legally permissible, if the Askeladden Group is successful in its proxy solicitation, the Askeladden Group intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Askeladden Group does not intend to submit the question of such reimbursement to a vote of shareholders of the Company.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Askeladden Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Askeladden Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, InvestorCom, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 972-0090. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Askeladden Group.

This Proxy Statement is dated May 19, 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

FINANCIAL REPORTS

A copy of the annual report of the Company for the fiscal year ended January 31, 2025, including the Company’s annual report to the SEC on Form 10-K was filed by management on April 15, 2025 and is available at www.sec.gov. Such report is not part of this proxy statement.

27

SHAREHOLDER PROPOSALS FOR THE 2026 ANNUAL MEETING

The 2026 Annual Meeting will take place on a date to be announced by the Company. If a shareholder intending to present a proposal at that meeting wishes to have such proposal included in the Company’s proxy statement and form of proxy relating to the meeting pursuant to Rule 14a-8, the shareholder must submit the proposal to the Company no later than January 19, 2026. Shareholder proposals that are not requested to be included in the proxy statement pursuant to Rule 14a-8 and director nominations that are to be considered at the 2026 annual meeting must be submitted no earlier than December 20, 2025 and no later than March 20, 2026. Proposals shall be directed to AstroNova, Inc., Attn: Corporate Secretary, 600 East Greenwich Avenue, West Warwick, Rhode Island 02893. To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice and the information required by Rule 14a-19 under the Exchange Act in accordance with the requirements of that Rule. If the date of the 2026 annual meeting is more than 30 days before or after July 9, 2026, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide such notice by the later of 60 days prior to the meeting or the 10th day after the Company first publicly announces the date of the meeting. The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the Company’s 2026 Annual Meeting is based on information contained in the Company’s proxy statement and its by-laws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Askeladden Group that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION CONCERNING SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND OTHER IMPORTANT INFORMATION.  SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

28

The information concerning the Company contained in this Proxy Statement and the Appendices attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Askeladden Nominees by marking, signing, dating and mailing the enclosed GOLD universal proxy card promptly.

Samir Patel

May 19, 2025

29

APPENDIX 1

HOLDINGS OF COMMON STOCK OF

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC

Shares Owned by Askeladden Capital on Behalf of Clients, Excluding Samir Patel	696,646

Shares Owned Beneficially or Directly By Samir Patel	7,476

Total Shares Owned by Samir Patel and Askeladden Capital Management LLC	704,122

Note: figures below rounded to the nearest whole share.

HOLDINGS OF COMMON STOCK OF JEFF SANDS,

SHAWN KRAVETZ, RYAN OVIATT AND BOYD ROBERTS

None

APPENDIX 2

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Note: fractional shares rounded to the nearest whole number, which may in some instances result in a reported transaction for ‘0’ shares.

Transactions of Samir Patel

Date	Total Shares Purchased	Total Shares Sold	Average Purchase Price	Average Sale Price
6/1/2023	0	107	N/A	$16.50
6/12/2023	3	0	$15.17	N/A
6/22/2023	4	0	$14.75	N/A
6/29/2023	7	0	$14.38	N/A
6/30/2023	4	0	$14.34	N/A
7/5/2023	4	0	$14.20	N/A

30

7/24/2023	5	0	$14.17	N/A
8/9/2023	147	0	$14.11	N/A
8/10/2023	1	0	$14.12	N/A
8/11/2023	8	0	$14.50	N/A
8/15/2023	12	0	$14.32	N/A
8/16/2023	9	0	$14.46	N/A
8/22/2023	120	0	$14.62	N/A
8/23/2023	5	0	$14.70	N/A
8/25/2023	41	0	$14.87	N/A
8/31/2023	6	0	$14.80	N/A
9/1/2023	0	0	$14.80	N/A
9/6/2023	21	0	$14.16	N/A
9/11/2023	22	0	$13.42	N/A
9/12/2023	18	0	$13.25	N/A
9/13/2023	6	0	$13.10	N/A
9/14/2023	5	0	$13.32	N/A
9/22/2023	93	0	$12.36	N/A
9/25/2023	6	0	$12.30	N/A
9/26/2023	5	0	$12.28	N/A
9/29/2023	25	0	$12.33	N/A
10/3/2023	6	0	$12.27	N/A
10/4/2023	1	0	$12.20	N/A
10/6/2023	9	0	$12.72	N/A
10/12/2023	0	0	$12.25	N/A
11/2/2023	3	0	$13.55	N/A

31

12/6/2023	57	0	$14.53	N/A
1/22/2024	0	11	N/A	$18.24
1/24/2024	0	7	N/A	$18.01
1/29/2024	0	7	N/A	$18.00
2/2/2024	0	5	N/A	$18.00
2/5/2024	0	141	N/A	$17.72
2/6/2024	0	47	N/A	$17.69
2/7/2024	0	31	N/A	$17.60
2/9/2024	0	10	N/A	$17.60
3/26/2024	961	330	$17.79	$17.80
4/3/2024	31	0	$17.76	N/A
4/23/2024	0	1215	N/A	$17.75
6/24/2024	22	0	$14.26	N/A
6/25/2024	29	0	$13.58	N/A
8/7/2024	55	0	$13.94	N/A
8/9/2024	7	0	$13.89	N/A
8/15/2024	28	0	$14.24	N/A
8/16/2024	49	0	$14.09	N/A
8/19/2024	26	0	$14.32	N/A
8/29/2024	17	0	$14.46	N/A
9/3/2024	0	0	$14.50	N/A
9/4/2024	21	0	$14.61	N/A
9/5/2024	11	0	$14.60	N/A
9/6/2024	6	0	$14.61	N/A
9/9/2024	21	0	$14.61	N/A

32

9/10/2024	40	0	$14.59	N/A
9/11/2024	50	0	$14.61	N/A
9/16/2024	141	385	$14.49	$14.55
9/18/2024	125	0	$13.93	N/A
9/19/2024	30	0	$14.00	N/A
9/20/2024	41	0	$14.14	N/A
9/23/2024	101	0	$13.89	N/A
9/26/2024	175	0	$12.95	N/A
10/1/2024	91	0	$13.25	N/A
11/4/2024	43	0	$12.21	N/A
11/6/2024	83	0	$13.17	N/A
11/11/2024	52	0	$13.84	N/A
11/12/2024	12	0	$14.05	N/A
12/12/2024	382	0	$14.31	N/A
12/13/2024	120	0	$14.46	N/A
12/16/2024	288	0	$14.13	N/A
12/17/2024	83	0	$13.48	N/A
12/18/2024	68	0	$13.72	N/A
12/19/2024	54	0	$12.99	N/A
12/20/2024	35	0	$13.00	N/A
12/23/2024	34	0	$13.00	N/A
12/24/2024	165	0	$13.49	N/A
12/26/2024	72	0	$13.48	N/A
12/30/2024	0	0	$12.00	N/A
1/2/2025	3	0	$12.00	N/A

33

1/6/2025	80	0	$12.20	N/A
1/7/2025	20	0	$12.00	N/A
1/8/2025	44	0	$11.98	N/A
1/10/2025	9	0	$12.00	N/A
1/14/2025	29	0	$11.40	N/A
1/15/2025	16	0	$11.91	N/A
1/17/2025	2	0	$12.00	N/A
1/23/2025	11	0	$12.48	N/A
1/24/2025	5	0	$12.47	N/A
2/7/2025	137	0	$11.64	N/A
2/11/2025	2	0	$11.78	N/A
2/26/2025	36	0	$10.65	N/A
2/28/2025	49	0	$10.75	N/A
3/3/2025	97	0	$10.74	N/A
3/4/2025	46	0	$10.60	N/A
3/10/2025	39	0	$9.93	N/A
3/11/2025	242	0	$10.14	N/A
3/12/2025	160	0	$10.51	N/A
3/13/2025	8	0	$10.22	N/A
3/18/2025	11	0	$10.75	N/A
3/19/2025	0	809	N/A	$10.52
5/13/2025	106	0.00	$9.27	N/A

34

Transactions of Askeladden Capital Management LLC on behalf of clients (excluding any transactions in Samir Patel’s accounts)

Date	Total Shares Purchased	Total Shares Sold	Average Purchase Price	Average Sale Price
4/28/2023	-	125	N/A	$14.34
5/2/2023	558	-	$14.33	N/A
5/16/2023	-	2,092	N/A	$14.95
5/18/2023	-	0	N/A	$14.79
5/23/2023	1,041	-	$15.43	N/A
6/1/2023	-	23,687	N/A	$16.48
6/6/2023	140	-	$15.85	N/A
6/8/2023	458	500	$15.55	$15.16
6/9/2023	-	0	N/A	$15.00
8/9/2023	11,229	-	$14.11	N/A
8/10/2023	791	-	$14.45	N/A
8/15/2023	1,579	-	$14.38	N/A
8/21/2023	200	-	$14.16	N/A
8/22/2023	9,552	-	$14.62	N/A
8/23/2023	1,227	-	$14.90	N/A
8/25/2023	7,364	406	$14.90	$14.46

35

8/31/2023	605	-	$14.80	N/A
9/6/2023	1,425	-	$14.12	N/A
9/11/2023	3,377	-	$13.34	N/A
9/22/2023	8,121	-	$12.36	N/A
9/25/2023	531	-	$12.30	N/A
9/26/2023	395	-	$12.27	N/A
9/27/2023	87	-	$12.39	N/A
9/29/2023	2,379	-	$12.33	N/A
10/3/2023	1,848	-	$12.38	N/A
10/4/2023	72	-	$12.20	N/A
10/6/2023	351	16	$12.88	$12.52
10/10/2023	1,602	-	$12.79	N/A
10/12/2023	10	-	$12.25	N/A
10/30/2023	-	132	N/A	$13.55
12/5/2023	-	3,309	N/A	$14.44
12/6/2023	-	1,857	N/A	$15.14

36

12/7/2023	-	1,326	N/A	$15.22
12/11/2023	-	922	N/A	$15.20
12/15/2023	334	-	$15.78	N/A
12/27/2023	30	-	$16.19	N/A
1/2/2024	-	504	N/A	$16.15
1/3/2024	190	-	$16.17	N/A
1/8/2024	-	404	N/A	$17.02
1/11/2024	-	327	N/A	$17.24
1/22/2024	-	2,135	N/A	$18.09
1/24/2024	-	420	N/A	$18.01
1/25/2024	-	49	N/A	$18.00
1/29/2024	-	984	N/A	$18.00
1/31/2024	-	315	N/A	$18.00
2/2/2024	-	450	N/A	$18.00
2/5/2024	-	11,085	N/A	$17.71
2/6/2024	-	9,028	N/A	$17.67

37

2/7/2024	-	1,780	N/A	$17.57
2/9/2024	-	590	N/A	$17.60
2/12/2024	-	17	N/A	$17.60
2/28/2024	-	532	N/A	$17.42
3/25/2024	-	71	N/A	$17.78
4/3/2024	121	-	$17.76	N/A
4/8/2024	-	131	N/A	$17.68
4/17/2024	6	-	$16.70	N/A
4/19/2024	2,617	-	$17.18	N/A
5/9/2024	-	88	N/A	$17.87
5/14/2024	-	0	N/A	$17.51
6/3/2024	-	532	N/A	$17.88
6/25/2024	52	-	$13.85	N/A
7/19/2024	-	108	N/A	$14.80
8/7/2024	6,379	-	$13.93	N/A
8/9/2024	793	-	$13.89	N/A

38

8/13/2024	182	-	$14.28	N/A
8/22/2024	-	0	N/A	$14.43
8/29/2024	2,469	-	$14.46	N/A
9/4/2024	24,195	-	$14.55	N/A
9/5/2024	237	-	$14.58	N/A
9/6/2024	105	-	$14.60	N/A
9/9/2024	600	-	$14.60	N/A
9/10/2024	400	-	$14.60	N/A
9/11/2024	2,101	-	$14.60	N/A
9/19/2024	7,439	-	$14.07	N/A
9/20/2024	1,160	127	$14.13	$13.81
9/23/2024	5,975	-	$13.90	N/A
9/26/2024	10,791	-	$12.98	N/A
10/21/2024	-	1	N/A	$12.79
10/29/2024	249	-	$14.17	N/A
11/5/2024	22	-	$12.48	N/A

39

11/6/2024	3,066	-	$13.12	N/A
11/11/2024	7,559	-	$13.85	N/A
11/13/2024	637	-	$14.09	N/A
12/12/2024	47,695	-	$14.33	N/A
12/13/2024	514	-	$14.50	N/A
12/16/2024	26,969	-	$14.15	N/A
12/17/2024	16,540	-	$13.51	N/A
12/18/2024	296	-	$13.83	N/A
12/20/2024	7,143	-	$13.00	N/A
12/23/2024	1,465	-	$13.00	N/A
12/24/2024	19,514	-	$13.49	N/A
12/30/2024	2,345	-	$12.00	N/A
1/2/2025	1,017	-	$12.00	N/A
1/6/2025	2,482	-	$11.99	N/A
1/7/2025	5,193	-	$11.99	N/A
1/8/2025	1,600	-	$11.98	N/A

40

1/10/2025	540	-	$11.98	N/A
1/13/2025	-	500	N/A	$11.50
1/14/2025	5,051	475	$11.58	$11.12
1/15/2025	149	-	$11.81	N/A
1/17/2025	683	-	$12.41	N/A
1/23/2025	937	-	$12.44	N/A
1/24/2025	100	3,189	$12.50	$12.32
2/6/2025	-	699	N/A	$11.12
2/7/2025	7,638	1	$11.63	$11.45
2/10/2025	87	-	$11.80	N/A
2/11/2025	113	-	$11.78	N/A
2/18/2025	80	-	$11.75	N/A
2/19/2025	1,112	-	$11.98	N/A
2/20/2025	2,196	-	$11.81	N/A
2/21/2025	653	-	$11.75	N/A
2/25/2025	2,780	-	$11.08	N/A

41

2/26/2025	2,803	-	$10.65	N/A
2/28/2025	14,599	-	$10.71	N/A
3/10/2025	5,826	-	$9.93	N/A
3/11/2025	19,854	-	$10.13	N/A
3/12/2025	14,561	-	$10.51	N/A
3/13/2025	1,199	1,308	$10.23	$10.01
3/14/2025	-	1	N/A	$10.51
5/7/2025	-	321	N/A	$9.00
5/12/2025	5,640	-	$9.26	N/A
5/13/2025	5,095	-	$9.27	N/A

Transactions of Jeff Sands, Shawn Kravetz, Ryan Oviatt and Boyd Roberts: None

42

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Askeladden Group your proxy FOR the election of the Jeff Sands, Shawn Kravetz, Ryan Oviatt, Boyd Roberts and Samir Patel for the Board of Directors by taking the following steps:

•	SIGNING the enclosed GOLD universal proxy card;

•	DATING the enclosed GOLD universal proxy card; and

•	MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or

•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares in person at the Annual Meeting; however, even if you plan to attend the Annual Meeting, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom as set forth below.

If you have any questions, require assistance in voting your GOLD universal proxy card or need additional copies of the Patel-Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

43

ASTRONOVA, INC. 2025 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL.

THE BOARD OF DIRECTORS OF ASTRONOVA, INC.

IS NOT SOLICITING THIS PROXY.

The undersigned appoints Samir Patel and John Grau as attorneys and agents with full power of substitution to vote all shares of common stock of AstroNova, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the fiscal year 2025 Annual Meeting of Stockholders of the Company scheduled to be held at 9:00 A.M. Eastern Time on July 9, 2025 at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (including any adjournments or postponements thereof and any meeting called in lieu thereof, collectively the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Patel a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL, BUT THIS PROXY WILL NOT BE VOTED ON ANY OTHER PROPOSAL. IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH PROPOSALS.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Askeladden Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

THE ASKELADDEN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL AND NOT TO VOTE “FOR” THE SIX COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES ONLY AS DIRECTED.

IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES “FOR” THE ASKELADDEN NOMINEES.

FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE PROPOSALS, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH PROPOSALS.

1.	To elect six directors to hold office each for a one-year term expiring at the Company’s 2026 Annual Meeting of Stockholders or until his or her respective successor is elected or qualified.

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC RECOMMEND THAT YOU VOTE “FOR” THESE ASKELADDEN NOMINEES.

(a)	Shawn Kravetz	☐ FOR	☐ WITHHOLD

(b)	Ryan Oviatt	☐ FOR	☐ WITHHOLD

(c)	Samir Patel	☐ FOR	☐ WITHHOLD

(d)	Boyd Roberts	☐ FOR	☐ WITHHOLD

(e)	Jeff Sands	☐ FOR	☐ WITHHOLD

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC RECOMMEND THAT YOU “WITHHOLD” AS TO THESE COMPANY NOMINEES.

(a)	Alexis Michas	☐ FOR	☐ WITHHOLD

(b)	Darius Nevin	☐ FOR	☐ WITHHOLD

(c)	Mitchell Quain	☐ FOR	☐ WITHHOLD

(d)	Yvonne Schlaeppi	☐ FOR	☐ WITHHOLD

(e)	Richard Warzala	☐ FOR	☐ WITHHOLD

(f)	Gregory Woods	☐ FOR	☐ WITHHOLD

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC MAKE NO RECOMMENDATION REGARDING THE FOLLOWING MANAGEMENT PROPOSALS.

2. MANAGEMENT PROPOSAL: A non-binding advisory vote to approve the Company’s executive compensation.	For ☐ Against ☐ Abstain ☐
3. MANAGEMENT PROPOSAL: A non-binding proposal on the frequency of future shareholder votes on executive compensation.	1 Year ☐ 2 Years ☐ 3 Years ☐ Abstain ☐
4. MANAGEMENT PROPOSAL: A proposal to ratify the appointment of Wolf &Company, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026.	For ☐ Against ☐ Abstain ☐

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.